SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as declared effective by the Securities and Exchange Commission (the “Commission”) on January 28, 2014 (Registration No. 333-192959), as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with the registration. All of such amounts (except the Commission registration fee and the FINRA filing fee) are estimated.

Commission registration fee	$22,354.77
NYSE listing fee	89,000.00
FINRA filing fee	-
Blue Sky fees and expenses	-
Printing and engraving costs	148.55
Legal fees and expenses	597,513.00
Accounting fees and expenses	15,000.00
Transfer Agent and Registrar fees and expenses	2,000.00
Miscellaneous	-

Total	$726,016.32

SHIP PURCHASE AGREEMENTS

                On January 22, 2014, DHT Holdings, Inc. (the “Company”) reached an agreement to acquire a very large crude carrier (a “VLCC”) built in 2006 from Gulf Eyadah Corporation for $47,500,000 and an agreement to acquire a VLCC built in 2007 from Gulf Sheba Shipping Ltd for $50,500,000.  Both VLCCs will be delivered during February 2014.  The Company has obtained a financing commitment to fund the acquisition of the VLCCs through a secured term loan facility (the “Term Loan Facility”) that will be between DNB Bank ASA, as lender, two special purpose companies (each a direct wholly owned subsidiary of the Company, and collectively, the “Borrowers”), and the Company, as guarantor.  The Borrowers will be permitted to borrow up to $100,000,000 under the Term Loan Facility, split equally between two tranches, Tranche A and Tranche B.  Borrowings under Tranche A will bear interest at a rate equal to a margin of 325 basis points plus LIBOR and will mature in March 2019.  Borrowings under Tranche B will bear interest at a rate equal to a margin of 450 basis points plus LIBOR and will mature in May 2014, subject to earlier repayment in certain circumstances.

                Attached hereto as Exhibit 10.1 is the Memorandum of Agreement between the Company and Gulf Eyadah Corporation, dated as of January 22, 2014, and it is incorporated herein by reference.

                Attached hereto as Exhibit 10.2 is the Memorandum of Agreement between the Company and Gulf Sheba Shipping Ltd., dated as of January 22, 2014, and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

5.1	Opinion of Reeder & Simpson P.C., dated January 28, 2014

10.1	Memorandum of Agreement between the Company and Gulf Eyadah Corporation, dated as of January 22, 2014

10.2	Memorandum of Agreement between the Company and Gulf Sheba Shipping Ltd., dated as of January 22, 2014

23.1	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: January 28, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer